Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at April 30, 2023.

As at April 30, 2023
(in millions of Canadian dollars)
Subordinated Debt	8,195
Total Equity
Preferred Shares(1) and Other Equity Instruments(2)	6,958
Common Shares	22,062
Contributed Surplus	327
Retained Earnings	44,143
Accumulated Other Comprehensive Income	2,576

Total Equity	76,066
Total Capitalization	84,261

Notes:

(1)

Preferred Shares classified under Total Equity consist of Class B Preferred Shares Series 27, 29, 31, 33, 44, 46, 50 and 52. For more information on the classification of Preferred Shares, please refer to Note 5 of the unaudited interim consolidated financial statements of Bank of Montreal for the six-months ended April 30, 2023.

(2)

The Other Equity Instruments described under Total Equity consist of Additional Tier 1 Capital Notes and Limited Recourse Capital Notes, Series 1, 2 and 3. Please refer to Note 5 of the unaudited interim consolidated financial statements of Bank of Montreal for the six-months ended April 30, 2023.